Exhibit 99.1

For Immediate Release

Company name: DAIICHI SANKYO COMPANY, LIMITED

Representative: Takashi Shoda, President and Representative Director

(Code no.: 4568, First Section, Tokyo, Osaka and Nagoya Stock Exchanges)

Please address inquiries to Toshio Takahashi, Corporate Officer in Charge,

Corporate Communications Department

Telephone: +81-3-6225-1126

http://www.daiichisankyo.co.jp/

Daiichi Wins FLOXIN® Otic Patent Challenge by Generic Manufacturer Apotex

Tokyo, August 3, 2006 – DAIICHI SANKYO COMPANY, LIMITED (President & CEO: Takashi Shoda) and its wholly owned subsidiary, Daiichi Pharmaceutical Co., Ltd. (President: Kiyoshi Morita), announced today that Daiichi has prevailed in a patent infringement litigation in which Apotex was seeking the right to sell a generic version of Daiichi’s antibiotic ear drop medicine FLOXIN® Otic. FLOXIN® Otic is the first antibiotic ear drop medicine ever approved by the FDA for treating bacterial ear infections in pediatric and adult patients with a perforated eardrum.

Judge William G. Bassler of the United States District Court for the District of New Jersey held that Daiichi’s method of treatment patent (U.S. Patent No. 5,401,741) is valid, enforceable and infringed by the generic manufacturer’s product. The decision, which is subject to appeal, prohibits Apotex from launching a generic version of ofloxacin otic solution, 0.3% until after the March 27, 2012 expiration date of the patent.

DAIICHI SANKYO COMPANY, LIMITED was established on September 28, 2005 as the joint holding company of two major Japanese pharmaceutical companies – Sankyo Co., Ltd. and Daiichi Pharmaceutical Co., Ltd. DAIICHI SANKYO is a Global Pharma Innovator, continuously generating innovative drugs and services and maximizing its corporate value. Sankyo and Daiichi Pharmaceutical have a broad range of major drug products on the Japanese market, including the antihypertensive Olmetec® (olmesartan medoxomil) and the synthetic antibacterial agent Cravit® (levofloxacin). Both companies specialize in the field of cardiovascular disease and have used their cumulative knowledge and expertise as a foundation for developing an abundant product lineup and R&D pipeline.

For further details, please refer to the company Web site,

at http://www.daiichisankyo.co.jp/eng.